
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden	
hours per response............	12.00

SEC FILE NUMBER
8-52348

ANNUAL AUDITED REPORT
FORM X-17A-5

RECEIVED
MAR - 3 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2002   AND ENDING   December 31, 2002

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Hudson Housing Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (DO NOT USE P.O. BOX. NO.)

630 Fifth Avenue, 23rd Floor

(No. and Street)

New York,	New York	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Macari, Chief Operating Officer   (212) 218-4477

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Fedder & Silverman, CPAs, P.C.

(Name - if individual, state last, first, middle name)

7700 Old Georgetown Road, Suite 400	Bethesda	MD	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(3-91)

OATH OR AFFIRMATION

I, _____Joseph Macari_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Hudson Housing Securities LLC_____, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

COO, Hudson Housing Securties LLC
Signature
Title

Notary Public

FRANK SHIAU
Notary Public, State of New York
No. 01SH6017035
Qualified in Queens County
Commission Expires Dec. 7, 2006

This report II contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Hudson Housing Securities LLC

We have audited the accompanying statement of financial condition of Hudson Housing Securities LLC, a wholly-owned subsidiary of JER Hudson Housing Capital LLC, as of December 31, 2002, and the related statements of income, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Housing Securities LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman

Bethesda, Maryland
January 14, 2003

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE

Hudson Housing Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Assets		
Cash	$	10,350
Fees receivable		50,000
Total assets	$	60,350

MEMBER'S EQUITY

Member's equity	$	60,350
Total member's equity	$	60,350

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF INCOME

Year ended December 31, 2002

Revenue		
Placement fees	$	415,006
Total revenue		415,006
Expense		
Dues and filing fees		5,172
Professional fees		37,117
Total expenses		42,289
Net income	$	372,717

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2002

Balance, December 31, 2001	$	231,209
Capital contribution		42,289
Distributions		(585,865)
Net income		372,717
Balance, December 31, 2002	$	60,350

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2002

Cash flows from operating activities		
Reconciliation of net income to net cash provided by operating activities		
Net income	$	372,717
Decrease in fees receivable		146,089
Net cash provided by operating activities		518,806
Cash flows from financing activities		
Capital contribution		42,289
Distributions		(560,865)
Net cash used in financing activities		(518,576)
NET INCREASE IN CASH		230
Cash, beginning of year		10,120
Cash, end of year	$	10,350
Significant noncash financing activity		
Distribution of fee receivable	$	25,000

The accompanying notes are an integral part of this financial statement.

Hudson Housing Securities LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Organization and Summary of Significant Accounting Policies

Hudson Housing Securities LLC (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of JER Hudson Housing Capital LLC ("JER Hudson"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a broker-dealer member firm of the National Association of Securities Dealers ("NASD").

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fees receivable

Fees receivable consists of placement fees due from affiliated investor limited partnerships.

Revenue recognition

The Company earns substantially all of its revenue through fees earned in connection with the sale of limited partnership interests in investment partnerships managed and syndicated by affiliates. Revenue is recognized upon admission of limited partners in the affiliated investor partnership.

2. Related Party Agreement

Under an agreement with JER Hudson, certain operating and administrative costs incurred by the Company are paid by JER Hudson on behalf of the Company. The Company records these transactions as contributed capital. During the year ended December 31, 2002, the services totaled $42,289.

3. Net Capital Requirements

The Company is in compliance with the net capital requirements of the SEC as well as the NASD. The Company is subject to the SEC "Uniform Net Capital Rule," which requires the maintenance of minimum net capital, as defined, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15-to-1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2002, the Company had net capital of $10,350. The Company had no indebtedness at December 31, 2002, and, accordingly, the ratio of aggregate indebtedness to net capital was 0-to-1 at December 31, 2002.

SUPPLEMENTAL INFORMATION

Hudson Housing Securities LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

COMPUTATION OF NET CAPITAL

Line

1. Total ownership equity from statement of financial condition	$	60,350
5. Total capital and allowable subordinated liabilities		60,350
6. Deduction: Nonallowable assets		50,000
10. Net capital	$	10,350

There are no material differences in the computation of net capital between this audited report and the unaudited Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT AND
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Line

11. Minimum net capital required	$	-
12. Minimum dollar net capital requirement of reporting broker or dealer		5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	5,350
15. Excess net capital at 1000%	$	10,350

COMPUTATION OF AGGREGATE INDEBTEDNESS

19. Total aggregate indebtedness from statement of financial condition	$	-
20. Percentage of aggregate indebtedness to net capital		0%

There are no material differences in the computation of net capital between this audited report and the unaudited
Focus Report (Part IIA - Form X-17A-5).

Hudson Housing Securities LLC

EXEMPTION FROM REQUIREMENTS UNDER RULE 15c3-3

December 31, 2002

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(1) and was in compliance with the condition of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Hudson Housing Securities LLC

SIPC ASSESSMENT

December 31, 2002

The Company, as a member of The Securities Investor Protection Corporation, has been assessed $150 for the year ended December 31, 2002. This assessment has been paid as of December 31, 2002.



Reznick Fedder & Silverman
Certified Public Accountants • A Professional Corporation

7700 Old Georgetown Road, Suite 400
Bethesda, MD 20814-6224
301.652.9100 Phone
301.652.1848 Fax
www.rfs.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member of
Hudson Housing Securities LLC

In planning and performing our audit of the financial statements of Hudson Housing Securities LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

ATLANTA • BALTIMORE • BETHESDA • CHARLOTTE

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Bethesda, Maryland
January 14, 2003